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Exhibit 99(a)(5)(A)

AXCAN PHARMA INC. 597, boul, Laurier Mont-Saint-Hilaire (Québec) Canada J3H 6C4 Tél.: (450) 467-5138 1 (800) 556-3255 Fax: (450) 464-9979 www.axcan.com
SOURCE:	AXCAN PHARMA INC.
TSX SYMBOL (Toronto Stock Exchange):	AXP
Nasdaq SYMBOL (Nasdaq National Market):	AXCA
DATE:	April 24, 2003
Press Release for immediate distribution

AXCAN PHARMA RESPONDS TO SALIX PHARMACEUTICALS, LTD.'S
REJECTION OF ITS CASH OFFER

MONT ST. HILAIRE, Quebec, Canada—Axcan Pharma Inc. (NASDAQ: AXCA) today issued the following statement in response to Salix Pharmaceuticals, Ltd.'s (NASDAQ: SLXP) announcement that the Salix board has recommended that its stockholders reject Axcan's cash tender offer to acquire all of Salix's outstanding common stock:

"Axcan believes that the Salix board is not seriously committed to realizing shareholder value, as demonstrated by their continuing refusal to engage in discussions or start a strategic sale process," said Léon F. Gosselin, President and Chief Executive Officer of Axcan.

Mr. Gosselin added: "We continue to believe that a negotiated agreement is in the best interests of Salix stockholders. To be in a position to replace the Salix board at Salix's Annual Meeting scheduled for June 19, 2003, if the Salix board continues to seek to frustrate the proposed transaction and the right of the Salix stockholders to accept our offer, we will promptly file a preliminary proxy statement with the Securities and Exchange Commission in order to solicit proxies from Salix stockholders to be used to vote for the election of five new independent director nominees at Salix's 2003 Annual Meeting."

As previously announced, the US$8.75 a share tender offer and withdrawal rights will expire at 5:00 p.m., New York City time, Friday, May 23, 2003, unless extended.

The complete terms and conditions of the offer are set forth in the Offer to Purchase and related Letter of Transmittal, copies of which are available by contacting the Information Agent for the offer, MacKenzie Partners, Inc. at (800) 322-2885.

J.P. Morgan Securities Inc. is advising Axcan on this transaction and is acting as Dealer Manager for the offer and MacKenzie Partners, Inc. is acting as Information Agent. Latham & Watkins LLP and Lapointe Rosenstein are advising Axcan on United States and Canadian legal issues, respectively.

Axcan is a leading specialty pharmaceutical company involved in the field of gastroenterology. Axcan markets a broad line of prescription products sold for the treatment of symptoms in a number of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to cystic fibrosis. Axcan's products are marketed by its own sales force in North America and Europe. Its common shares are listed on the Toronto Stock Exchange under the symbol "AXP" and on the Nasdaq National Market under the symbol "AXCA".

Certain Forward Looking Statements

To the extent any statements made in this release contain information that is not historical, including statements related to the expected benefits to Axcan of the Salix acquisition, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in Axcan's filings with the Securities and Exchange Commission.

IMPORTANT INFORMATION

On April 10, 2003, Saule Holdings Inc. ("Saule"), a wholly owned subsidiary of Axcan Pharma Inc. ("Axcan"), commenced a tender offer for all the outstanding shares of common stock of Salix Pharmaceuticals, Ltd. ("Salix") at US$8.75 per share, net to the seller in cash, without interest. The offer currently is scheduled to expire at 5:00 p.m., New York City time, on Friday, May 23, 2003. Saule may extend the offer and currently expects that the offer will be extended until the principal conditions to the offer, which are described in the Offer to Purchase forming part of Saule's tender offer statement, are satisfied. If the offer is extended, Saule will notify the depositary for the offer and issue a press release announcing the extension on or before 9:00 a.m., New York City time on the first business day following the date the offer was scheduled to expire. Axcan and Saule filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission on April 10, 2003, with respect to the offer, as the same has been and may be amended or supplemented from time to time.

The offer is not being made to (nor will tenders be accepted from or on behalf of) the holders of shares in any jurisdiction where the making of the offer would not be in compliance with the laws or regulations of such jurisdiction. However, Saule may, at its discretion, take such action as it deems necessary, to make the offer in any such jurisdiction and extend the offer to holders of shares in such jurisdiction.

Investors and security holders are urged to read any proxy statement regarding the proposed business combination described herein, when it becomes available, because it will contain important information. Each such proxy statement will be filed with the Securities and Exchange Commission.

Detailed information regarding the names, affiliations and interests of individuals who may be deemed participants in the solicitation of proxies of Salix stockholders by Axcan is available in a Schedule 14A filed by Axcan with the Securities and Exchange Commission on April 10, 2003 pursuant to Rule 14a-12. Investors and security holders may obtain a free copy of the tender offer statement, each such proxy statement and other documents filed by Axcan with the Securities and Exchange Commission at the Commission's website at http://www.sec.gov. The tender offer statement and these other documents may also be obtained free of charge by directing a request to the Information Agent for the offer, MacKenzie Partners, Inc. at (800) 322-2885, or by email at proxy@mackenziepartners.com

INFORMATION:	David W. Mims Executive Vice President and Chief Operating Officer Axcan Pharma Inc. Tel: (205) 991-8085 ext. 223
or	Isabelle Adjahi Director, Investor Relations Axcan Pharma Inc. Tel: (450) 467-2600 ext. 2000
www.axcan.com
or	Steve Lipin/Cindy Leggett-Flynn Brunswick Group Tel: (212) 333-3810

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  Exhibit 99(a)(5)(A)
AXCAN PHARMA RESPONDS TO SALIX PHARMACEUTICALS, LTD.'S REJECTION OF ITS CASH OFFER